Exhibit 13.1

Management’s Discussion and Analysis

The Management’s Discussion and Analysis (MD&A) dated July 26, 2007 should be read in conjunction with the accompanying unaudited Consolidated Financial Statements of TransCanada PipeLines Limited (TCPL or the Company) for the three and six months ended June 30, 2007.  It should also be read in conjunction with the audited Consolidated Financial Statements and notes thereto, and the MD&A contained in TCPL’s 2006 Annual Report for the year ended December 31, 2006. Additional information relating to TCPL, including the Company’s Annual Information Form and other continuous disclosure documents, is available on SEDAR at www.sedar.com under TransCanada PipeLines Limited. Amounts are stated in Canadian dollars unless otherwise indicated.  Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the Glossary of Terms contained in TCPL’s 2006 Annual Report.

Forward-Looking Information

This MD&A may contain certain information that is forward looking and is subject to important risks and uncertainties. The words “anticipate”, “expect”, “may”, “should”, “estimate”, “project”, “outlook”, “forecast” or other similar words are used to identify such forward-looking information. All forward-looking statements are based on TCPL’s beliefs and assumptions based on information available at the time such statements were made. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TCPL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, such forward-looking information is subject to various risks and uncertainties which could cause TCPL’s actual results and experience to differ materially from the anticipated results or other expectations expressed. For additional information on these and other factors, see the reports filed by TCPL with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this MD&A or otherwise, and TCPL undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures

The Company uses the measures “comparable earnings”, “funds generated from operations” and “operating income” in this MD&A. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and are therefore considered to be non-GAAP measures. These measures are unlikely to be comparable to similar measures presented by other entities. These measures have been used to provide readers with additional information on the Company’s operating performance, liquidity and its ability to generate funds to finance its operations.

Comparable earnings is comprised of net income from continuing operations adjusted for specific items that are significant and not typical of the Company’s operations. The identification of specific items is subjective and management uses judgement in determining the items to be excluded in calculating comparable earnings. Specific items may include, but are not limited to, certain income tax refunds and adjustments, gains or losses on sales of assets, legal settlements and bankruptcy settlements received from former customers. A reconciliation of comparable earnings to net income is presented in the Consolidated Results of Operations section in this MD&A.

Funds generated from operations is comprised of net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the Liquidity and Capital Resources section in this MD&A.

Operating income is used in the Energy segment and is comprised of revenues less operating expenses as shown on the consolidated income statement.  A reconciliation of operating income to net earnings is presented in the Energy section in this MD&A.

Acquisitions

ANR and Great Lakes

On February 22, 2007, TCPL acquired American Natural Resources Company and ANR Storage Company (together ANR) and an additional 3.55 per cent interest in Great Lakes from El Paso Corporation for approximately US$3.4 billion, subject to certain post-closing adjustments, including US$491 million of assumed long-term debt. TCPL began consolidating ANR and Great Lakes in the Pipelines segment subsequent to the acquisition date. The acquisition was financed with a combination of proceeds from the Company’s issuance of common shares, cash on hand and funds drawn on loan facilities.

Great Lakes

On February 22, 2007, PipeLines LP acquired a 46.45 per cent interest in Great Lakes from El Paso Corporation for approximately US$945 million, including US$209 million of assumed long-term debt, subject to certain post-closing adjustments. The acquisition was financed with debt facilities and a private placement offering of PipeLines LP units, which included a US$312 million investment by TCPL.

Consolidated Results of Operations

Reconciliation of Comparable Earnings to Net Income

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2007	2006	2007	2006
Pipelines
Comparable earnings	166	134	321	273
Specific items:
Bankruptcy settlement with Mirant	—	—	—	18
Gain on sale of Northern Border Partners, L.P. interest	—	13	—	13
Net earnings	166	147	321	304

Energy
Comparable earnings	90	74	196	174
Specific item:
Income tax adjustments	4	23	4	23
Net earnings	94	97	200	197

Corporate
Comparable (expenses)/earnings	(18)	(10)	(31)	(23)
Specific item:
Income tax adjustments	12	10	27	10
Net (expenses)/earnings	(6)	—	(4)	(13)
Net Income Applicable to Common Shares
Continuing operations(1)	254	244	517	488
Discontinued operations	—	—	—	28
Net Income Applicable to Common Shares	254	244	517	516

(1) Comparable Earnings	238	198	486	424
Specific items (net of tax, where applicable):
Income tax adjustments	16	33	31	33
Bankruptcy settlement with Mirant	—	—	—	18
Gain on sale of Northern Border Partners, L.P. interest	—	13	—	13
Net Income Applicable To Common Shares from Continuing Operations	254	244	517	488

TCPL’s net income applicable to common shares and net income applicable to common shares from continuing operations (net earnings) in second quarter 2007 were $254 million compared to $244 million in second quarter 2006. The $10-million increase in net earnings in second quarter 2007 compared to 2006 was primarily due to income from the acquisition of ANR in February 2007, higher income recorded due to a five-year settlement on the Canadian Mainline approved by the National Energy Board (NEB) in May 2007 and start-up of the Bécancour cogeneration plant in September 2006. Net income and net earnings for second quarter 2007 also included positive income tax adjustments of $16 million resulting from changes in Canadian federal income tax legislation. These increases were partially offset by a $33-million favourable impact on future income taxes arising from a reduction in Canadian federal and provincial corporate income tax rates and a $13-million ($23 million pre-tax) gain on the sale of TCPL’s interest in Northern Border Partners, L.P. that were recorded in second quarter 2006.

Comparable earnings for second quarter 2007 were $238 million compared to $198 million for the same period in 2006. Comparable earnings excluded the positive income tax adjustments of $16 million in second quarter 2007. In second quarter 2006, comparable earnings excluded the $33-million favourable impact on future income taxes arising from a reduction in Canadian federal and provincial corporate income tax rates and the $13-million ($23 million pre-tax) gain on the sale of TCPL’s interest in Northern Border Partners, L.P.

Net income applicable to common shares was $517 million for the first six months in 2007 compared to $516 million for the same period last year. Net earnings for the six months ended June 30, 2007 were $517 million compared to $488 million for the same period in 2006. The increase in net income applicable to common shares and net earnings was due to factors discussed above as well as positive income tax adjustments of $15 million in first quarter 2007, which included the resolution of certain income tax matters and an internal restructuring. Net income applicable to common shares and net earnings for the six months ended June 30, 2006 included an $18-million ($29 million pre-tax) bankruptcy settlement with Mirant Corporation and certain of its subsidiaries (Mirant). TCPL’s net income applicable to common shares for the six months ended June 30, 2006 also included net income from discontinued operations of $28 million, reflecting bankruptcy settlements with Mirant received in first quarter 2006 related to TCPL’s Gas Marketing business divested in 2001.

Comparable earnings for the first six months of 2007 were $486 million compared to $424 million for the same period in 2006. Comparable earnings for the six months ended June 30, 2007 excluded positive income tax adjustments of $31 million recorded in the first six months of 2007. In the first six months of 2006, comparable earnings excluded the $33-million favourable impact on future income taxes, the $18-million ($29 million pre-tax) bankruptcy settlement with Mirant and the $13-million gain on the sale of TCPL’s interest in Northern Border Partners, L.P.

Results from each business segment for the three and six months ended June 30, 2007 are discussed further in the Pipelines, Energy and Corporate sections of this MD&A.

Funds generated from operations of $591 million and $1.2 billion for the three and six months ended June 30, 2007 increased $52 million and $115 million, respectively, when compared to the same periods in 2006.

Pipelines

The Pipelines business generated net earnings of $166 million for the three months ended June 30, 2007 compared to $147 million for the same period in 2006. Excluding the $13-million gain on the sale of TCPL’s interest in Northern Border Partners, L.P. in second quarter 2006, comparable earnings increased $32 million in second quarter 2007 compared to the same period in 2006.

Net earnings for the six months ended June 30, 2007 were $321 million compared to $304 million for the same six months in 2006. Excluding the gain on the sale of TCPL’s interest in Northern Border Partners, L.P. and an $18-million Mirant settlement in first quarter 2006, comparable earnings increased $48 million.

Pipelines Results-at-a-Glance

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2007	2006	2007	2006
Wholly Owned Pipelines
Canadian Mainline	75	61	132	120
Alberta System	34	34	65	67
ANR(1)	29	—	50	—
GTN	5	13	16	27
Foothills(2)	8	7	14	14
	151	115	277	228
Other Pipelines
Great Lakes(3)	11	11	25	23
Iroquois	3	3	8	7
Portland	1	(2)	6	4
PipeLines LP(4)	4	3	6	4
Ventures LP	3	3	6	6
TQM	1	1	3	3
TransGas	5	2	8	5
Gas Pacifico/INNERGY	—	3	2	4
Tamazunchale	2	—	5	—
Northern Development	(1)	(1)	(2)	(2)
General, administrative, support costs and other	(14)	(4)	(23)	(9)
	15	19	44	45
Comparable earnings	166	134	321	273
Bankruptcy settlement with Mirant	—	—	—	18
Gain on sale of Northern Border Partners, L.P. interest	—	13	—	13
Net Earnings	166	147	321	304

(1)	ANR includes results of operations since February 22, 2007.
(2)	Foothills reflects the combined operations of Foothills and the BC System since January 1, 2007. Effective April 1, 2007, Foothills and BC System were integrated.
(3)	Great Lakes’ results reflect TCPL’s 53.55 per cent ownership in Great Lakessince February 22, 2007.
(4)	PipeLines LP’s results includeTCPL’s effective ownership of an additional 15 per cent in Great Lakes as a result of TCPL’s 32.1 per cent interest in PipeLines LP since February 22, 2007.

Wholly Owned Pipelines

Canadian Mainline’s net earnings increased $14 million and $12 million for the three and six months ended June 30, 2007, respectively, compared to the corresponding periods in 2006. These increases reflect the impact of a five-year tolls settlement (the Settlement) with interested stakeholders effective January 1, 2007 to December 31, 2011 on the Canadian Mainline. The Settlement was approved by the NEB in May 2007, and included an increase in the deemed common equity ratio from 36 per cent to 40 per cent. As a result of the Settlement, Canadian Mainline’s net earnings for the three months ended June 30, 2007, compared to the same period in the prior year, increased $12 million as a result of the higher common equity ratio ($6 million related to first quarter 2007). In addition, Canadian Mainline’s net earnings were positively impacted by certain performance-based incentive arrangements and operations, maintenance and administrative (OM&A) cost savings, some of which related to first quarter 2007. Partially offsetting these increases were the negative impacts of a lower rate of return on common equity (ROE) of 8.46 per cent in 2007 (8.88 per cent in 2006) and a lower average investment base.

Canadian Mainline’s net earnings for the six months ended June 30, 2007, compared to the same period in the prior year, increased $12 million as a result of the higher common equity ratio, certain performance-based incentive arrangements and OM&A cost savings under the Settlement, partially offset by a lower ROE in 2007 and a lower average investment base.

The Alberta System’s net earnings were $34 million in second quarter and $65 million for the first six months in 2007, respectively, compared to $34 million and $67 million for the same periods in 2006. Net earnings in 2007 reflect an ROE of 8.51 per cent in 2007 compared to an ROE of 8.93 per cent in 2006, on deemed common equity of 35 per cent.

For the three and six months ended June 30, 2007, ANR’s net earnings were $29 million and $50 million, respectively, which are generally in line with the Company’s expectations. TCPL completed the acquisition of ANR on February 22, 2007 and included net earnings from this date.  ANR’s revenues are primarily derived from its interstate natural gas transmission, storage, gathering and related services. Due to the seasonal nature of the business, ANR’s volumes, revenues and net earnings are generally higher in the winter months.

GTN’s comparable earnings for the three and six months ended June 30, 2007 decreased $8 million and $11 million, respectively, from the same periods in 2006 primarily due to lower operating revenues as a result of lower volumes contracted on a long-term firm basis, higher maintenance costs and a higher provision taken for non-payment of contract transportation revenues from a subsidiary of Calpine Corporation that filed for bankruptcy protection. Pending resolution of GTN’s current rate case filing, GTN is recording its 2007 revenues at 2006 rates. As a result, GTN has been recording a provision for rate refund equal to the difference in transportation revenue based on GTN’s interim 2007 rates and the rates that were in effect in 2006.

Operating Statistics

						Gas
						Transmission
	Canadian		Alberta			Northwest		Foothills
Six months ended June 30	Mainline(1)		System(2)		ANR(3) (4)	System(3)		System(5)
(unaudited)	2007	2006	2007	2006	2007	2007	2006	2007	2006
Average investment base
($ millions)	7,359	7,454	4,254	4,305	n/a	n/a	n/a	816	861
Delivery volumes (Bcf)
Total	1,614	1,534	2,004	2,026	498	371	349	676	656
Average per day	8.9	8.5	11.1	11.2	3.9	2.0	1.9	3.7	3.6

(1)

Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan for the six months ended June30, 2007 were 1,110 Bcf (2006 - 1,170 Bcf); average per day was 6.1 Bcf (2006 - 6.5 Bcf).

(2)	Field receipt volumes for the Alberta System for the six months ended June30, 2007 were 2,039 Bcf (2006 - 2,070 Bcf); average per day was 11.3 Bcf (2006 - 11.4 Bcf).
(3)

ANR and the Gas Transmission Northwest System operate under a fixed rate model approved by the United States Federal Energy Regulatory Commission (FERC) and, as a result, the systems’ current results are not dependent on average investment base.

(4)	ANR includes results of pipeline operations since February 22, 2007.
(5)	Foothills reflects the combined operations of Foothills and the BC System since January 1, 2007. Effective April 1, 2007, Foothills and BC System were integrated.

Other Pipelines

TCPL’s proportionate share of comparable earnings from Other Pipelines was $15 million for the three months ended June 30, 2007 compared to $19 million for the same period in 2006.  The decrease was primarily due to higher project development and support costs as a result of growing the Pipelines business and decreased earnings from Gas Pacifico/INNERGY in second quarter 2007. These decreases were partially offset by earnings from Tamazunchale, which commenced operations in December 2006, and increased earnings from Portland and TransGas.

TCPL’s proportionate share of comparable earnings from Other Pipelines for the six months ended June 30, 2007 were $44 million compared to $45 million in the corresponding period in 2006. The $1 million decrease in earnings was primarily due to higher project development and support costs as a result of growing the Pipelines business, offset by earnings in 2007 from Tamazunchale and higher earnings from TransGas, Great Lakes, Portland and PipeLines LP in the first six months of 2007.

As at June 30, 2007, TCPL had advanced $131 million to the Aboriginal Pipeline Group with respect to the Mackenzie Gas Pipeline Project (MGP) and had capitalized $65 million related to the Keystone oil pipeline. These amounts were included in Other Assets.

TCPL and its co-venturers on the MGP continue to pursue the development of the project, focusing on the regulatory process and discussions with the Canadian federal government on fiscal framework. Project timing is uncertain and is conditional upon regulatory and fiscal matters. TCPL’s ability to recover its investment remains dependent on the successful outcome of the project.

Energy

Energy’s net earnings of $94 million in second quarter 2007 decreased $3 million compared to $97 million in second quarter 2006.  Excluding $4 million of income tax adjustments in second quarter 2007 and $23 million of income tax adjustments in second quarter 2006, comparable earnings of $90 million increased $16 million in second quarter 2007.

Energy’s net earnings for the six months ended June 30, 2007 of $200 million increased $3 million compared to $197 million for the same period in 2006.  Excluding the 2007 and 2006 income tax adjustments, comparable earnings for the six months ended June 30, 2007 increased $22 million.

Energy Results-at-a-Glance

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2007	2006	2007	2006
Bruce Power	31	41	60	104
Western Power Operations	57	46	130	104
Eastern Power Operations	70	43	137	92
Natural Gas Storage	20	17	50	39
General, administrative, support costs and other	(39)	(35)	(75)	(65)
Operating income	139	112	302	274
Financial charges	(6)	(5)	(10)	(12)
Interest income and other	3	1	6	3
Income taxes	(46)	(34)	(102)	(91)
Comparable Earnings	90	74	196	174
Income tax adjustments	4	23	4	23
Net earnings	94	97	200	197

Bruce Power

Bruce Power Results-at-a-Glance(1)

	Three months ended June 30		Six months ended June 30
(unaudited)	2007	2006	2007	2006
Bruce Power (100 per cent basis)
(millions of dollars)
Revenues
Power	450	439	910	918
Other(2)	30	11	50	28
	480	450	960	946
Operating expenses
Operations and maintenance	(259)	(226)	(554)	(446)
Fuel	(28)	(22)	(53)	(42)
Supplemental rent	(42)	(42)	(85)	(85)
Depreciation and amortization	(36)	(34)	(72)	(65)
	(365)	(324)	(764)	(638)
Operating Income	115	126	196	308

TCPL’s proportionate share	37	39	68	101
Adjustments	(6)	2	(8)	3
TCPL’s operating income from
Bruce Power	31	41	60	104

Bruce Power - Other Information
Plant availability
Bruce A	74%	63%	82%	71%
Bruce B	91%	94%	84%	95%
Combined Bruce Power	85%	84%	83%	87%
Sales volumes (GWh)(3)
Bruce A - 100 per cent	2,410	2,070	5,320	4,590
Bruce B - 100 per cent	6,370	6,630	11,800	13,250
Combined Bruce Power - 100 per cent	8,780	8,700	17,120	17,840
TCPL's proportionate share	3,191	3,094	6,320	6,400
Results per MWh(4)
Bruce A power revenues	$60	$59	$59	$58
Bruce B power revenues	$48	$48	$51	$49
Combined Bruce Power revenues	$51	$51	$53	$51
Combined Bruce Power fuel	$3	$2	$3	$2
Combined Bruce Power operating expenses(5)	$41	$37	$44	$35
Percentage of output sold to spot market	47%	39%	41%	38%

(1)	All information in the table includes adjustments to eliminate the effects of inter-partnership transactions between Bruce A and Bruce B.
(2)

Includes fuel cost recoveries for Bruce A of $8 million and $17 million for the three and six months ended June 30, 2007, respectively ($5 million and $11 million for the three and six months ended June30, 2006, respectively). Other income also includes fair value changes of the cash flow hedges that have not been designated for hedge accounting.

(3)	Gigawatt hours.
(4)	Megawatt hours.
(5)	Net of fuel cost recoveries.

TCPL’s operating income of $31 million from its investment in Bruce Power decreased $10 million in second quarter 2007 compared to second quarter 2006, primarily due to higher post-employment benefit and other employee-related costs, as well as higher costs associated with changes in duration and scope of planned outages. These impacts were partially offset by higher revenues resulting from increased generation volumes.

TCPL’s share of Bruce Power’s generation for second quarter 2007 increased 97 GWh to 3,191 GWh, compared to second quarter 2006 generation of 3,094 GWh, as a result of fewer planned maintenance outage days in second quarter 2007. Bruce Power prices achieved during second quarter 2007 and 2006 (excluding other revenues) were $51 per MWh.  Bruce Power’s combined operating expenses (net of fuel cost recoveries) in second quarter 2007 increased to $41 per MWh from $37 per MWh in second quarter 2006 primarily due to higher employee-related and planned outage costs, discussed above.

Approximately 44 reactor days of planned maintenance outages as well as approximately 24 reactor days of unplanned outages occurred on the six operating units in second quarter 2007.  In second quarter 2006, Bruce Power experienced approximately 50 reactor days of planned maintenance outages and 24 reactor days of unplanned outages.  The Bruce Power units ran at a combined average availability of 85 per cent in second quarter 2007, compared to an 84 per cent combined average availability in second quarter 2006.

TCPL’s operating income from its investment in Bruce Power for the six months ended June 30, 2007 was $60 million compared to $104 million for the same period in 2006.  The decrease of $44 million was primarily due to higher costs and lower sales volumes as a result of higher planned outages, as well as higher post-employment benefit and other employee-related costs.  Partially offsetting these decreases was the impact of higher realized prices.

The overall plant availability percentage in 2007 is expected to be in the low 90s for the four Bruce B units and in the high 70s for the two operating Bruce A units. Two planned outages were scheduled for Bruce A Unit 3 in 2007, with the first planned one month outage completed in second quarter 2007 and a second outage now expected to last approximately one and a half months beginning in late third quarter 2007. A planned one month outage for Bruce A Unit 4 and a planned two and a half month maintenance outage for Bruce B Unit 6 were both completed in April 2007. An additional outage on Bruce A Unit 4 is expected to occur in early fourth quarter 2007 lasting approximately one month.

Income from Bruce B is directly impacted by the fluctuations in wholesale spot market prices for electricity.  Net earnings from both Bruce A and Bruce B units are impacted by overall plant availability, which in turn is impacted by scheduled and unscheduled maintenance. As a result of a contract with the Ontario Power Authority (OPA), all of the output from Bruce A in second quarter 2007 was sold at a fixed price of $59.69 per MWh (before recovery of fuel costs from the OPA) compared to $58.63 per MWh for second quarter 2006. In addition, sales from the Bruce B Units 5 to 8 were subject to a floor price of $46.82 per MWh in second quarter 2007 and $45.99 per MWh in second quarter 2006. Both of the Bruce A and Bruce B reference prices are adjusted annually for inflation on April 1. In first quarter 2007, the Bruce A fixed price was $58.63 per MWh (2006

- $57.37 per MWh) and the Bruce B floor price was $45.99 per MWh (2006 - $45.00 per MWh). Payments received pursuant to the Bruce B floor price mechanism are subject to a recapture payment dependent on annual spot prices over the term of the contract.  Bruce B net earnings do not include any amounts received under this floor price mechanism to date.  To further reduce its exposure to spot market prices, Bruce B has entered into fixed price sales contracts to sell forward approximately 4,200 GWh of output for the remainder of 2007 and 6,500 GWh for 2008.

The capital cost of Bruce A’s four-unit, seven-year restart and refurbishment project is expected to total approximately $4.25 billion with TCPL’s share being approximately $2.125 billion. As at June 30, 2007, Bruce A had incurred capital costs of $1.63 billion with respect to the restart and refurbishment project.

Western Power Operations

Western Power Operations Results-at-a-Glance

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2007	2006	2007	2006
Revenues
Power	221	221	507	496
Other(1)	21	38	49	102
	242	259	556	598
Commodity purchases resold
Power	(135)	(150)	(314)	(340)
Other(1)	(12)	(28)	(35)	(76)
	(147)	(178)	(349)	(416)
Plant operating costs and other	(34)	(30)	(68)	(68)
Depreciation	(4)	(5)	(9)	(10)
Operating income	57	46	130	104

(1) Other includes Cancarb Thermax and natural gas.

Western Power Operations Sales Volumes

(unaudited)	Three months ended June 30		Six months ended June 30
(GWh)	2007	2006	2007	2006
Supply
Generation	531	438	1,123	1,023
Purchased
Sundance A & B and Sheerness PPAs	2,877	2,846	6,130	6,237
Other purchases	416	519	865	1,005
	3,824	3,803	8,118	8,265
Sales
Contracted	3,017	2,811	6,509	5,975
Spot	807	992	1,609	2,290
	3,824	3,803	8,118	8,265

Western Power Operations’ operating income of $57 million in second quarter 2007 increased $11 million compared to the $46 million earned in second quarter 2006. This increase was primarily due to increased margins from the Alberta power purchase arrangements (PPA) resulting from a combination of slightly higher realized power prices, increased volumes and lower PPA costs. Average spot market prices in Alberta decreased seven per cent to $50 per MWh in second quarter 2007 compared to the same quarter last year. During second quarter 2007, Western Power Operations reduced its exposure to lower spot market prices by contracting additional volumes and, as a result, sold fewer volumes into the spot market. Recontracting at higher prices also improved overall realized prices in second quarter 2007 compared to the same period in 2006.

Generation volumes of 531 GWh in second quarter 2007 increased 93 GWh compared to second quarter 2006 primarily due to the return to service of the Bear Creek facility in third quarter 2006 and a planned maintenance outage at the MacKay River facility in second quarter 2006.

Western Power Operations manages the sale of its supply volumes on a portfolio basis.  A portion of its supply is held for sale in the spot market for operational reasons and the amount of supply volumes eventually sold into the spot market is dependent upon the ability to transact in forward sales markets at acceptable contract terms. This approach to portfolio management assists in minimizing costs in situations where Western Power Operations would otherwise have to purchase electricity in the open market to fulfill its contractual sales obligations. Approximately 21 per cent of power sales volumes were sold into the spot market in second quarter 2007 compared to 26 per cent in second quarter 2006.  To reduce its exposure to spot market prices on uncontracted volumes, as at June 30, 2007, Western Power Operations had fixed-price power sales contracts to sell approximately 5,300 GWh for the remainder of 2007 and 7,400 GWh for 2008.

Western Power Operations’ operating income for the six months ended June 30, 2007 increased $26 million to $130 million compared to the same period in 2006.  This increase was primarily due to higher overall realized power prices and lower PPA costs.

Eastern Power Operations

Eastern Power Operations Results-at-a-Glance(1)

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2007	2006	2007	2006
Revenue
Power	389	174	743	335
Other(2)	64	58	147	175
	453	232	890	510
Commodity purchases resold
Power	(183)	(89)	(360)	(190)
Other(2)	(67)	(53)	(125)	(149)
	(250)	(142)	(485)	(339)
Plant operating costs and other	(120)	(40)	(244)	(65)
Depreciation	(13)	(7)	(24)	(14)

Operating income	70	43	137	92

(1) Eastern Power Operations includes Bécancour and Baie-des-Sables effective September 17, 2006 and November 21, 2006, respectively.

(2) Other includes natural gas.

Eastern Power Operations Sales Volumes(1)

(unaudited)	Three months ended June 30		Six months ended June 30
(GWh)	2007	2006	2007	2006
Supply
Generation	2,028	949	4,051	1,654
Purchased	1,562	667	3,088	1,397
	3,590	1,616	7,139	3,051
Sales
Contracted	3,437	1,503	6,794	2,886
Spot	153	113	345	165
	3,590	1,616	7,139	3,051

(1) Eastern Power Operations includes Bécancour and Baie-des-Sables effective September 17, 2006 and November 21, 2006,    respectively.

Eastern Power Operations’ operating income of $70 million and $137 million for the three and six months ended June 30, 2007, respectively, increased $27 million and $45 million, compared to the same periods in 2006.  The increase was primarily due to incremental income earned in 2007 from the startup of the 550 MW Bécancour cogeneration plant in September 2006, payments received under the newly designed forward capacity market in New England and margins earned on incremental volumes sold to new customers.

Generation volumes in second quarter 2007 of 2,028 GWh increased 1,079 GWh compared to 949 GWh generated in second quarter 2006 primarily due to the placing into service of the Bécancour and Baie-des-Sables facilities.

Eastern Power Operations’ power revenues of $389 million increased $215 million in second quarter 2007, compared to second quarter 2006,

primarily due to the placing into service of the Bécancour facility and increased sales volumes to commercial and industrial customers. Power commodity purchases resold of $183 million and purchased power volumes of 1,562 GWh were significantly higher in second quarter 2007, compared to second quarter 2006, primarily due to the impact of increased purchases to supply increased sales volumes.  Plant operating costs and other of $120 million, which includes fuel gas consumed in generation, increased in second quarter 2007 from the prior year primarily as a result of the startup of the Bécancour facility.

In second quarter 2007, approximately four per cent of power sales volumes were sold into the spot market compared to approximately seven per cent in second quarter 2006.  Eastern Power Operations is focused on selling the majority of its power under contract to wholesale, commercial and industrial customers while managing a portfolio of power supplies sourced from its own generation and wholesale power purchases. To reduce its exposure to spot market prices, as at June 30, 2007, Eastern Power Operations had entered into fixed price power sales contracts to sell approximately 7,200 GWh for the remainder of 2007 and 11,000 GWh for 2008, although certain contracted volumes are dependent on customer usage levels.

Power Plant Availability

Weighted Average Power Plant Availability(1)

	Three months ended June 30		Six months ended June 30
(unaudited)	2007	2006	2007	2006
Bruce Power	85%	84%	83%	87%
Western Power Operations(2)	89%	74%	94%	82%
Eastern Power Operations(3)	93%	98%	96%	97%
All plants, excluding Bruce Power	91%	93%	95%	93%
All plants	89%	85%	90%	88%

(1) Plant availability represents the percentage of time in the period that the plant is available to generate power, whether actually running or not and is reduced by planned and unplanned outages.

(2) Western Power Operation’s plant availability of 74 per cent for the three months ended June 30, 2006 reflects planned maintenance outages at the MacKay River, Bear Creek and Carseland cogeneration facilities.

(3) Eastern Operations includes Bécancour and Baie-des-Sables effective September 17, 2006 and November 21, 2006, respectively.

Natural Gas Storage

Natural Gas Storage operating income of $20 million in second quarter 2007 increased $3 million compared to $17 million in second quarter 2006. Natural Gas Storage operating income of $50 million for the six months ended June 30, 2007 increased $11 million compared to $39 million for the same period in 2006. These increases were primarily due to incremental income earned in 2007 from the startup of the Edson facility in December 2006.

TCPL manages its natural gas storage assets’ exposure to seasonal natural gas price spreads by hedging storage capacity with a portfolio of third party storage capacity leases and proprietary natural gas purchases and sales. Earnings from third party storage capacity leases are recognized evenly over the term of the lease. Earnings for proprietary natural gas sales, exclusive of unrealized gains or losses from changes in fair value, are recognized when the natural gas is sold which typically occurs during the winter withdrawal season.

Effective April 1, 2007, TCPL adopted an accounting policy to record proprietary natural gas storage inventory at its fair value using the one-month forward price for natural gas. Changes in fair value of inventory are included in Revenues.

Back-to-back proprietary transactions are comprised of a forward purchase of natural gas at lower prices to be injected into storage and a simultaneous forward sale of natural gas at higher prices for withdrawal at a later period. By matching purchases and sales volumes, TCPL locks in a margin effectively eliminating its exposure to the price movements of natural gas. These forward natural gas contracts, which meet the definition of a derivative, provide highly effective economic hedges. However, they do not meet the criteria for hedge accounting due to the Company’s active management of these purchases and sales. As a result, these forward purchase and sale contracts are recorded at their fair values based on the forward market prices for the contracted month of delivery. The change in fair value of the purchase and sale contracts is included in Revenues.

Based on normal market price movements, the recording of natural gas storage inventory at its fair value is expected to create partially, but not completely, offsetting impacts to the changes in fair value of the forward contracts. Due to the locked-in margins on these back-to-back proprietary transactions, the net changes in fair value reflected in income at period ends may not be indicative of the operating results of the underlying business. The net change in the fair values of the proprietary natural gas storage inventory and forward contracts included in income in second quarter 2007 was not significant.

General, Administrative and Support Costs

General, administrative and support costs of $39 million and $75 million for the three and six months ended June 30, 2007 increased $4 million and $10 million, respectively, compared to the same periods in 2006. The increases were primarily due to higher business development costs associated with growing the Energy business.

As at June 30, 2007, TCPL had capitalized $35 million related to the Broadwater liquefied natural gas project.

Corporate

Corporate net expenses for the three months ended June 30, 2007 were $6 million compared to nil for the same period in 2006. The increase in net expenses was primarily due to higher financial charges as a result of financing the ANR and Great Lakes acquisitions. Partially offsetting the increase in net expenses in second quarter 2007 were gains on derivatives used to manage the Company’s exposure to foreign exchange rate fluctuations and favourable income tax adjustments of $12 million from changes in Canadian federal income tax legislation. In second quarter 2006, there was a $10-million favourable impact on earnings arising from a reduction in Canadian federal and provincial income tax rates.

Excluding the $12 million and $10 million of income tax adjustments from net expenses in second quarter 2007 and 2006, respectively, Corporate’s comparable expenses were $18 million and $10 million, respectively.

Net expenses from Corporate for the six months ended June 30, 2007 were $4 million compared to $13 million for the same period in 2006. The $9-million increase in earnings for the six months ended June 30, 2007 was primarily due to $27 million of favourable income tax adjustments recorded in the first six months of 2007 as well as gains on derivatives used to manage the Company’s exposure to foreign exchange rate fluctuations. Partially offsetting these increases were higher financial charges as a result of the ANR and Great Lakes acquisitions. Excluding the $27-million income tax adjustments from Corporate’s net earnings for the six months ended June 30, 2007, and the $10-million income tax adjustments from Corporate’s net expenses for the six months ended June 30, 2006 resulted in comparable expenses of $31 million and $23 million for the six months ended June 30, 2007 and 2006, respectively.

Liquidity and Capital Resources

Funds Generated from Operations

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2007	2006	2007	2006
Cash Flows
Funds generated from operations(1)	591	539	1,170	1,055
Decrease/(increase) in operating working capital	85	(92)	126	(93)
Net cash provided by operations	676	447	1,296	962

(1) For a further discussion on funds generated from operations refer to the Non-GAAP Measures section in this MD&A.

Net cash provided by operations increased $229 million and $334 million in the second quarter and first six months of 2007, respectively, compared to the same periods in 2006. The increase in net cash provided by operations was primarily due to an increase in funds generated from operations and a decrease in operating working capital. Funds generated from operations were $591 million and $1.2 billion for the three and six months ended June 30, 2007, respectively, compared to $539 million and $1.1 billion for the same periods in 2006.  The increase was mainly due to an increase in cash generated through earnings.

TCPL expects that its ability to generate adequate amounts of cash in the short and long term, when needed, and to maintain financial capacity and flexibility to provide for planned growth remains substantially unchanged since December 31, 2006.

Investing Activities

Acquisitions, net of cash acquired, for the six months ended June 30, 2007 were $4.2 billion (2006 - $358 million) due to the acquisition of ANR and an additional 3.55 per cent interest in Great Lakes for approximately US$3.4 billion, including US$491 million of assumed long-term debt. Acquisitions also include PipeLines LP’s 46.45 per cent interest in Great Lakes for approximately US$945 million, including

US$209 million of assumed long-term debt. These acquisitions are discussed further in the Acquisitions section of this MD&A.

Acquisitions for each of the three and six months ended June 30, 2006 were $358 million, which related to the purchase of an additional 20 per cent general partnership interest in Northern Border Pipeline Company by PipeLines LP.

For the three and six months ended June 30, 2007, capital expenditures totalled $386 million (2006 - $327 million) and $692 million (2006 - $630 million) and related to the restart and refurbishment of Bruce A Units 1 and 2, the construction of new power plants and capital expenditures in Pipelines.

In the three and six months ended June 30, 2006, disposition of assets, net of current income tax, generated $23 million. The disposition in 2006 related to the sale of TCPL’s 17.5 per cent general partner interest in Northern Border Partners, L.P.

Financing Activities

TCPL retired $470 million and $795 million of long-term debt in the three and six months ended June 30, 2007, respectively ($208 million and $348 million for the three and six months ended June 30, 2006, respectively) and issued $1.2 billion and $2.5 billion of long-term debt and junior subordinated notes for the three and six months ended June 30, 2007, respectively ($372 million and $1.3 billion for the three and six months ended June 30, 2006, respectively). TCPL’s notes payable decreased $759 million and $257 million in the three and six months ended June 30, 2007, respectively, compared to an increase of $180 million and a decrease of $453 million for the same periods in 2006, respectively.

On July 5, 2007, TCPL redeemed, at par, all of the outstanding US$460 million 8.25 per cent Preferred Securities due 2047.

In second quarter 2007, TCPL issued 1.3 million common shares to TransCanada Corporation (TransCanada) resulting in proceeds of approximately $52 million.

In April 2007, TCPL issued US$1.0 billion of Junior Subordinated Notes (“Notes”) maturing in 2067 and bearing interest of 6.35 per cent until May 15, 2017 at which time the interest on the Notes will convert to a floating rate reset quarterly to the three-month London Interbank Offered Rate (LIBOR) plus 221 basis points. The Notes’ effective interest rate at June 30, 2007 was 6.51 per cent. TCPL has the option to defer payment of interest for one or more periods of up to ten years without giving rise to an event of default and without permitting acceleration of payment under the terms of the Notes. If this were to occur, the Company would be prohibited from paying dividends during the deferral period. The Notes are subordinated in right of payment to existing and future senior indebtedness and are effectively subordinated to all indebtedness and obligations of TCPL. The Notes are callable at TCPL’s option at any time on or after May 15, 2017 at 100 per cent of the principal amount of the Notes plus accrued and unpaid interest to the date of redemption.  Upon the occurrence of certain events, the Notes are callable earlier at TCPL’s option, in whole or in part, at an amount equal to the greater of 100 per cent of the principal amount of the Notes plus accrued and unpaid interest to the date of redemption or at an amount determined by formula in accordance with the terms of the Notes.

In April 2007, Northern Border established a US$250-million five-year bank facility. A portion of the bank facility was drawn to refinance US$150 million of senior notes that matured on May 1, 2007, with the balance available to fund Northern Border’s ongoing operations.

In March 2007, the Company filed debt shelf prospectuses in Canada and the U.S. qualifying for issuance of $1.5 billion of medium-term notes and US$1.5 billion of debt securities, respectively. At June 30, 2007, the Company had issued no medium-term notes and US$1.0 billion of debt securities under these prospectuses.

In February 2007, the Company established a US$1.0-billion committed, unsecured credit facility. A floating interest rate based on the three-month LIBOR plus 22.5 basis points is charged on the balance outstanding and a facility fee of 7.5 basis points is charged on the entire facility. The Company utilized US$1.0 billion from this facility and an additional US$100 million from an existing demand line to partially finance the ANR acquisition as well as its additional investment in PipeLines LP. At June 30, 2007, the Company had an outstanding balance of US$700 million on the credit facility and had repaid the demand line.

In February 2007, PipeLines LP increased the size of its syndicated revolving credit and term loan facility in connection with its Great Lakes acquisition. The amount available under the facility increased from US$410 million to US$950 million, consisting of a US$700 million senior term loan and a US$250 million senior revolving credit facility, with US$194 million of the senior term loan amount available being terminated upon closing of the Great Lakes acquisition. At June 30, 2007, US$506 million of the senior term loan and US$10 million of the senior revolving credit facility remained outstanding. A floating interest rate based on the three-month LIBOR plus 55 basis points is charged on the senior term loan and a floating interest rate based on the one-month LIBOR plus 35 basis points is charged on the senior revolving credit facility. A facility fee of 10 basis points is charged on the US$250 million senior revolving credit facility. The weighted average interest rate at June 30, 2007 was 5.94 per cent.

Other than the above-mentioned items and those discussed in TCPL’s 2006 Annual Report and First Quarter 2007 Quarterly Report, there have been no material changes to TCPL’s financing activities from December 31, 2006 to June 30, 2007.

Dividends

On July 26, 2007, TCPL’s Board of Directors declared a quarterly dividend for the quarter ending September 30, 2007 in an aggregate amount equal to the quarterly dividend to be paid on October 31, 2007 by TransCanada on its issued and outstanding common shares at the close of business on September 28, 2007. The Board also declared regular dividends on TCPL’s preferred shares.

TransCanada’s Board of Directors also approved the issuance of common shares from treasury at a two percent discount under TransCanada’s

Dividend Reinvestment and Share Purchase Plan for the dividend payable October 31, 2007. TransCanada reserves the right to alter the discount or return to purchasing shares on the open market at any time. TCPL’s preferred shareholders may reinvest their dividends to obtain TransCanada common shares.

Changes in Accounting Policies

The Company’s Changes in Accounting Policies have not changed materially from those described in TCPL’s 2006 Annual Report and First Quarter 2007 Quarterly Report MD&A except for the following.

Proprietary Natural Gas Storage Inventories and Revenue Recognition

The new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 3031 “Inventories” will become effective January 1, 2008. However, the Company has chosen to adopt this standard as of April 1, 2007. Adjustments to second quarter 2007 consolidated financial statements have been made in accordance with the transitional provisions for this new standard.

Beginning April 1, 2007, TCPL’s proprietary natural gas storage inventory will be valued at its fair value, as measured by the one-month forward price for natural gas. In order to record inventory at fair value, TCPL has designated its natural gas storage business as a “broker/trader business” that purchases and sells natural gas on a back-to-back basis. The Company did not have any proprietary natural gas inventory prior to April 1, 2007. The Company records its proprietary natural gas storage results in Revenues net of Commodity Purchases Resold.

At June 30, 2007, $81 million of proprietary natural gas storage inventory was included in Inventories on the Consolidated Balance Sheet. All changes in the fair value of the proprietary natural gas storage inventory will be recorded in Inventories and Revenues. During the three months ended June 30, 2007, unrealized pre-tax losses related to the change in fair value of the proprietary natural gas storage inventory were $23 million, which was essentially offset by the change in fair value of the forward proprietary natural gas storage purchase and sale contracts.

Contractual Obligations

As a result of TCPL’s acquisition of ANR, Pipelines’ future purchase obligations, primarily consisting of operating lease and purchase obligations, increased $110 million at June 30, 2007, compared to December 31, 2006.

In July 2007, the Company entered into contracts to purchase pipe and supplies totaling approximately $300 million for the Keystone oil pipeline and other Pipeline projects.

Other than the above-mentioned commitments and future debt and interest payments on debt utilized to acquire ANR, there have been no material changes to TCPL’s contractual obligations from December 31, 2006 to June 30, 2007, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to the MD&A in TCPL’s 2006 Annual Report.

Financial Instruments and Risk Management

Energy Price, Interest Rate and Foreign Exchange Rate Risk Management

The Company enters into various contracts to mitigate its exposure to fluctuations in interest rates, foreign exchange rates and commodity prices. The contracts generally consist of the following.

•                  Forwards and futures contracts - contractual agreements to buy or sell a specific financial instrument or commodity at a specified price and date in the future. The Company enters into foreign exchange and commodity forwards and futures to mitigate volatility in changes in foreign exchange rates and power and gas prices, respectively.

•                  Swaps - contractual agreements between two parties to exchange streams of payments over time according to specified terms. The Company enters into interest rate, cross-currency and commodity swaps to mitigate changes in interest rates, foreign exchange rates and commodity prices, respectively.

•                  Options - contractual agreements to convey the right, but not the obligation, for the purchaser either to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period. The Company enters into option agreements to mitigate changes in interest rates, foreign exchange rates and commodity prices.

•                  Heat rate contracts - contracts for the sale or purchase of power that are priced based on a natural gas index.

Energy Price Risk

The Company is exposed to energy price movements as part of its normal business operations, particularly in relation to the prices of electricity and natural gas.  The primary risk is that market prices for commodities will move adversely between the time that purchase and/or sales prices are fixed, potentially reducing expected margins.

To manage exposure to price risk, subject to the Company’s overall risk management policies and procedures, the Company commits a significant portion of its supply to medium- to long-term sales contracts while reserving an amount of unsold supply to maintain flexibility in the overall management of its asset portfolio. The types of instruments used include forwards and futures contracts, swaps, options, and heat rate contracts.

TCPL manages its exposure to seasonal gas price spreads in its natural gas storage business, by hedging storage capacity with a portfolio of third party storage capacity leases and back-to-back proprietary natural gas purchases and sales. By matching purchases and sales volumes, TCPL locks in a margin and effectively eliminates its exposure to the price movements of natural gas.

The Company continually assesses its power contracts and derivative instruments used to manage energy price risk. Contracts, with the exception of leases, have been assessed to determine whether they meet the definition of a derivative.  Certain commodity purchase and sale contracts are derivatives but are not within the scope of the Canadian Institute of Chartered Accountants Handbook Section 3855, as they were entered into and continue to be held for the purpose of receipt or delivery in accordance with the Company’s expected purchase, sale or usage requirements (“normal purchases and sales exception”), are considered to be executory contracts or meet other exemption criteria listed in Section 3855.

Interest Rate Risk

The Company has fixed interest rate long-term debt, which subjects the Company to interest rate price risk, and has floating interest rate long-term debt, which subjects the Company to interest rate cash flow risk. To manage its exposure to these risks, the Company uses a combination of interest-rate swaps, forwards and options.

Investments in Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations with U.S. dollar-denominated debt, cross-currency swaps, forward exchange contracts and options. At June 30, 2007, the Company had designated U.S. dollar-denominated debt with a carrying value of $3,585 million (US$3,371 million) and a fair value of $3,659 million (US$3,441 million) as a portion of this hedge and swaps, forwards and options with a fair value of $75 million (US$70 million) as net investment hedges.

Net Investment in Foreign Operations

Asset/(Liability)
(millions of dollars)	June 30, 2007		December 31, 2006
		Notional or		Notional or
	Fair	Principal	Fair	Principal
	Value(1)	Amount	Value(1)	Amount
Derivative financial Instruments in hedging relationships
U.S. dollar cross-currency swaps
(maturing 2007 to 2013)	75	U.S. 350	58	U.S. 400
U.S. dollar forward foreign exchange contracts
(maturing 2007)	—	U.S. 75	(7)	U.S. 390
U.S. dollar options
(maturing 2007)	—	U.S. 50	(6)	U.S. 500

	75	U.S. 475	45	U.S. 1,290

(1) Fair values are equal to carrying values.

Fair Values

Fair values of financial instruments are determined by reference to quoted bid or asking price, as appropriate, in active markets. In the absence of an active market, the Company determines fair value by using valuation techniques that refer to observable market data or estimated market prices. These include comparisons with similar instruments where market observable prices exist, option pricing models and other valuation techniques commonly used by market participants. Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Company looks primarily to external readily observable market input factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable.

Unrealized Gains and Losses

At June 30, 2007, there were unrealized gains from unsettled derivative financial instruments of $147 million (December 31, 2006 - $41 million) included in Other Current Assets and $120 million (December 31, 2006 - $39 million) included in Other Assets. At June 30, 2007, there were unrealized losses from unsettled derivative financial instruments of $220 million (December 31, 2006 - $144 million) included in Accounts Payable and $253 million (December 31, 2006 - $158 million) included in Deferred Amounts. At June 30, 2007, there were unrealized losses from the fair value adjustments of proprietary natural gas storage inventory of $23 million (December 31, 2006 – nil) included in Inventories.

Risk and Risk Management Related to Environmental Regulations

On July 1, 2007, the Government of Alberta’s regulations to reduce greenhouse gas emissions (GHG) by 12 per cent of average 2003 to 2005 levels came into effect for large industrial emitters in Alberta. Under the new regulations, entities covered under this legislation will have until March 31, 2008 to provide compliance reports stating how their facilities have met their reduction targets. TCPL anticipates that costs associated with GHG reduction targets impacting the Alberta System are to be recovered through future tolls paid by customers on the Alberta System. Recovery of GHG compliance costs related to the Company’s power facilities in Alberta is ultimately dependent upon market prices for electricity. These GHG changes may have an impact on these market prices.

On April 26, 2007, the Canadian government released its Regulatory Framework for Air Emissions that includes “mandatory and enforceable reductions in emissions of greenhouse gases and air pollutants”. Under this framework, industrial emitters will be required to reduce GHG intensities in 2010 by 18 percent from 2006 levels and this reduction target will increase by two per cent annually until 2020. However, many significant implementation and compliance elements of this framework are still evolving.

TCPL continues to be engaged in policy discussions at all levels with provincial and federal governments. There are several processes taking place, including assessment of significant infrastructure requirements, further development of broad policy elements (for example, domestic offset systems and management of the federal technology fund) and submission of third party audited compliance reports. TCPL is following developments in each of these processes. As these Alberta and Canadian federal government initiatives have the potential to significantly impact the energy industry, the Company continues to assess and monitor the implications to TCPL’s businesses.

Other Risks

Additional risks faced by the Company are discussed in the MD&A in TCPL’s 2006 Annual Report. TCPL’s market, financial and counterparty risks remain substantially unchanged since December 31, 2006.

Controls and Procedures

As of June 30, 2007, an evaluation was carried out under the supervision of, and with the participation of, management including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of TCPL’s disclosure controls and procedures as defined under the rules adopted by the Securities Exchange Commission (SEC). Based on that evaluation, the President and Chief Executive Officer, and Chief Financial Officer concluded that the design and operation of TCPL’s disclosure controls and procedures were effective as at June 30, 2007.

During the recent fiscal quarter, there have been no changes in TCPL’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, TCPL’s internal control over financial reporting. With respect to the acquisitions in 2007, the Company has not yet determined whether or not to apply the acquisitions exemption allowed under the Sarbanes-Oxley Act of 2002.

Significant Accounting Policies and Critical Accounting Estimates

Since determining the value of certain assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Company’s consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment.

TCPL’s significant accounting policies and critical accounting estimates are the use of regulatory accounting for the Company’s rate-regulated operations and the policies the Company adopts to account for derivatives and depreciation and amortization expense. Effective January 1, 2007, the Company adopted the new accounting standards for financial instruments and hedges. For further information on the Company’s accounting policies and estimates refer to the MD&A in TCPL’s 2006 Annual Report and First Quarter 2007 Quarterly Report.

Outlook

Excluding the $31 million of income tax adjustments recorded in 2007 and the positive impact of the Settlement on the Canadian Mainline, the Company’s outlook is relatively unchanged since the disclosure in TCPL’s 2006 Annual Report.  For further information on outlook, refer to the MD&A in TCPL’s 2006 Annual Report.

TCPL’s issuer rating assigned by Moody’s Investors Service (Moody’s) is A3 with a stable outlook. TCPL’s senior unsecured debt is rated A, with a stable outlook, by DBRS; A2, with a stable outlook, by Moody’s; and A-, with a stable outlook, by Standard & Poor’s.

Other Recent Developments

Pipelines

Canadian Mainline

In February 2007, TCPL reached a five-year tolls settlement (the Settlement) with interested stakeholders for the years 2007 to 2011 on the Canadian Mainline.  In March 2007, TCPL applied to the NEB for approval of the Settlement. In May 2007, the NEB approved the application as filed, including TCPL’s request that interim tolls be made final for 2007. The terms of the Settlement are effective January 1, 2007 to December 31, 2011.

As part of the Settlement, TCPL and its stakeholders agreed that the cost of capital will reflect an ROE as determined by the NEB’s return on equity formula, on a deemed common equity ratio of 40 per cent, an increase from 36 per cent.  The remaining capital structure will consist of senior debt following the agreed upon redemption on July 5, 2007 of the US$460 million 8.25 per cent Preferred Securities that underpinned the Canadian Mainline’s investment base. The redemption crystallized a foreign exchange gain that will flow through to the Canadian Mainline’s customers.

The Settlement also established the Canadian Mainline’s fixed OM&A costs for each year of the Settlement. Any variance between actual OM&A costs and those agreed to in the Settlement will accrue to TCPL from 2007 to 2009. Variances in OM&A costs will be shared equally between TCPL and its customers in 2010 and 2011. All other cost elements of the revenue requirement will be treated on a flow through basis.

The Settlement also allows for performance-based incentive arrangements that will provide mutual benefits to both TCPL and its customers.

Alberta System Expansion

In June 2007, TransCanada made an application to the Alberta Energy and Utilities Board for approval to construct approximately $300 million of new facilities on the Alberta System to initially serve the growing demand for natural gas in the Fort McMurray region of Alberta.

ANR Natural Gas Storage Expansion

In second quarter 2007, ANR received regulatory approval to proceed with a 14 Bcf natural gas storage expansion project in Michigan. This capacity is fully contracted with an expected in service date of April 1, 2008 for injections and November 1, 2008 for withdrawals. This project is in addition to a natural gas storage enhancement and expansion program that will increase Michigan capacity available for sale by 13 Bcf. This program was also fully subscribed with injections commencing in April 2007. The expected capital cost of these projects is US$125 million.

North Baja Pipeline Expansion

TCPL’s North Baja pipeline has filed an application with the FERC to expand and modify its existing system to facilitate the importation of regassified liquefied natural gas (LNG) from Mexico into the California and Arizona markets. The FERC has issued a preliminary determination approving all aspects of North Baja’s proposal other than those related to environmental issues, which will be the subject of a future order.

An Environmental Impact Report (EIR) and an Environmental Impact Statement (EIS) have been prepared jointly by the California State Land Commission and the FERC, respectively, to assess the expansion’s effect on the environment.  The final EIR and EIS were completed in June 2007 and the California State Lands Commission certified the EIR for California’s use on July 13, 2007. TCPL expects that the FERC will issue its final order authorizing the project during third quarter 2007.

Cacouna Energy Facilities

In July 2007, the NEB approved TCPL’s application for a new LNG receipt point at Gros Cacouna, Québec, on the integrated Canadian Mainline and that tolls for service from that point be calculated on a rolled-in basis. The effective date for these approvals is when the facilities required to connect the Gros Cacouna receipt point are approved and placed in service. TCPL and TQM are preparing applications to the NEB for approval to construct those facilities required to connect the LNG terminal at Gros Cacouna to the existing TQM and Canadian Mainline infrastructure.

Mackenzie Gas Pipeline Project

In second quarter 2007, the MGP filed additional project update and tolls and tariff information for the project with the NEB and a Joint Review Panel (JRP) resulting from increased capital cost estimates for the project. JRP hearings are scheduled for the third and fourth quarters of 2007 and NEB hearings, if required, are scheduled for mid-October 2007.  TCPL and its co-venturers on the MGP continue to pursue the development of the project, focusing on the regulatory process and discussions with the Canadian federal government on fiscal framework.

Alaska Highway Pipeline Project

TCPL is continuing its discussions with the Alaska North Slope producers. The Government of Alaska Legislature approved the Alaska Gasline Inducement Act (AGIA) in May 2007.  The Government of Alaska issued a Request for Applications on July 2, 2007, requesting applications from pipeline developers, under the AGIA, by October 1, 2007.

Keystone Oil Pipeline

Additional contracts for 155,000 barrels per day have been secured for the proposed Keystone oil pipeline through an Open Season to transport oil from Hardisty, Alberta to Cushing, Oklahoma. The contracts will have a duration averaging 16 years. The Open Season supports an expansion to 590,000 barrels per day and an extension of the pipeline to Cushing. TCPL has now secured long term contracts for a total of 495,000 barrels per day with an average duration of 18 years.

An NEB public hearing concluded on June 21, 2007 to determine if the NEB will approve TCPL’s application to construct and operate Keystone’s facilities in Canada. A decision on this application is expected in fourth quarter 2007. TCPL has also submitted applications for U.S. regulatory approvals at federal and state levels. Provided that regulatory approvals are received, construction of the Keystone oil pipeline is expected to begin in 2008 and to be in service in fourth quarter 2009.

Energy

Cacouna Energy

On June 22, 2007, the Cacouna Energy LNG project received federal approvals pursuant to the Canadian Environmental Assessment Act. This approval is required for the issuance of permits under the Fisheries Act (Canada) and Navigable Waters Protection Act (Canada), which will outline detailed conditions required for construction. Concurrently, the Government of Québec granted a decree approving the Cacouna regassification terminal in Québec. The conditions are binding on the Québec Minister of Environment and subsequent Certificates of Authorization required for construction.

Share Information

As at June 30, 2007, TCPL had 522,070,549 issued and outstanding common shares to TransCanada.

Selected Quarterly Consolidated Financial Data(1)

(unaudited)	2007		2006				2005
(millions of dollars except per share amounts)	Second	First	Fourth	Third	Second	First	Fourth	Third

Revenues	2,212	2,249	2,091	1,850	1,685	1,894	1,771	1,494
Net Income Applicable to Common Shares
Continuing operations	254	263	268	293	244	244	349	428
Discontinued operations	—	—	—	—	—	28	—	—
	254	263	268	293	244	272	349	428

Share Statistics
Net income per share - Basic and Diluted
Continuing operations	$0.49	$0.50	$0.56	$0.60	$0.51	$0.50	$0.72	$0.89
Discontinued operations	—	—	—	—	—	0.06	—	—
	$0.49	$0.50	$0.56	$0.60	$0.51	$0.56	$0.72	$0.89

(1) The selected quarterly consolidated financial data has been prepared in accordance with Canadian GAAP. Certain comparative figures have been reclassified to conform with the current year’s presentation.

Factors Impacting Quarterly Financial Information

In Pipelines, which consists primarily of the Company’s investments in regulated pipelines and natural gas storage facilities, annual revenues and net earnings fluctuate over the long term based on regulators’ decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net earnings during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput on U.S. pipelines and items outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net earnings are affected by seasonal weather conditions, customer demand, market prices, planned and unplanned plant outages as well as items outside of the normal course of operations.

Significant items which impacted the last eight quarters’ net earnings are as follows.

•                  In third quarter 2005, net earnings included a $193 million after-tax gain related to the sale of the Company’s ownership interest in TransCanada Power, LP.  In addition, Bruce Power’s income from equity investments increased from prior quarters due to higher realized power prices and slightly higher generation volumes.

•                  In fourth quarter 2005, net earnings included a $115-million after-tax gain on the sale of P.T. Paiton Energy Company. In addition, Bruce A was formed and Bruce Power’s results were proportionately consolidated, effective October 31, 2005.

•                  In first quarter 2006, net earnings included an $18-million after-tax bankruptcy claim settlement from a former shipper on the Gas Transmission Northwest System. In addition, Energy’s net earnings included contributions from the December 31, 2005 acquisition of the 756 MW Sheerness PPA.

•                  In second quarter 2006, net earnings included $33 million of future income tax benefits ($23 million in Energy and $10 million in Corporate) as a result of reductions in Canadian federal and provincial corporate income tax rates.  Pipelines’ net earnings included a $13-million after-tax gain related to the sale of the Company’s general partner interest in Northern Border Partners, L.P.

•                  In third quarter 2006, net earnings included an income tax benefit of $50 million on the resolution of certain income tax matters with taxation authorities and changes in estimates. Energy’s net earnings included earnings from Bécancour, which came in service September 17, 2006.

•                  In fourth quarter 2006, net earnings included $12 million related to income tax refunds and related interest.

•                  In first quarter 2007, net earnings included $15 million related to positive income tax adjustments. In addition, Pipelines’ net earnings included contributions from the February 22, 2007 acquisition of ANR and additional interests in Great Lakes.

•                  In second quarter 2007, net earnings included $16 million ($12 million in Corporate and $4 million in Energy) related to positive income tax adjustments resulting from changes in Canadian federal income tax legislation. Pipeline’s net earnings increased as a result of a settlement reached on the Canadian Mainline, which was approved by the NEB in May 2007.